Exhibit 99.2

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

May 24, 2021

Kouji Eguchi
Representative Director and CEO
MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of the Extraordinary General Meeting of Shareholders

to be held on June 8, 2021

We inform you that the Extraordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) will be held at the Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan) on Tuesday, June 8, 2021 at 9:00 a.m., Japan Standard Time, for the purposes listed below.

You are cordially requested to avoid attending the meeting to the extent possible this year to prevent the spread of the novel coronavirus disease (COVID-19) and to exercise your voting rights by mail or by instructing the depositary to vote the common shares on your behalf prior to the meeting (in writing). Therefore, please review the attached Reference Documents for Solicitation of Proxy Voting Rights, and kindly exercise your voting rights prior to 7:00 p.m., Japan Standard Time, on Sunday, June 3, 2021.

Details of the Meeting

1.	Date and time: Tuesday, June 8, 2021 at 9:00 a.m. (Reception commences at 8:30 a.m.), Japan Standard Time,

2.	Venue: Seminar Room B, Head Office of the Company (Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan)

3.	Agenda:

Matters to be resolved:

Proposal 1: To Approve the Absorption-type Company Split Agreement

Recommendation of the Board

Our Board of Directors unanimously recommends that the stockholders or ADS holders vote “FOR” each of the proposals list above.

The outline of the agenda is as described in the following “Reference Documents for Solicitation of Proxy Voting Rights”.

*	If you attend the meeting in person, please submit the enclosed voting form at the reception desk at the meeting location on the day of the meeting.

*	Please note that only shareholders of the Company as of the record date (May 8, 2020, JST) can attend the meeting.

*	Should any change need to be made to the Reference Documents for Solicitation of Proxy Voting Rights, such changes shall be posted on the website of the Company. (https://medirom.co.jp/en/ir)

*	For voting results, an extraordinary report shall be posted on the website of the Company in place of the Notice of Resolutions. Information in English will be posted on our English website.

*	We will take appropriate measures to prevent COVID-19 according to the circumstance on the day of the meeting. Should any significant change need to be made to the operation of the meeting in response to circumstances, such changes shall be posted on the website of the Company. Please check the updated information on our English website.

*	If you are a holder of our American Depository Shares (the “ADSs”), each of which represents one common share of the Company, you may instruct the depositary how to vote the number of deposited shares your ADSs represent. The Reference Materials Concerning Solicitation of Proxy Voting Rights accompanying this Notice shall describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of association or similar documents, to vote or to have its agents vote the common shares as instructed by you.

*	The depositary will not exercise any discretion in voting the common shares and it will only vote or attempt to vote as instructed.

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

Reference Documents for Solicitation of Proxy Voting Rights

1.	Solicitor for the Exercise of Proxy Voting Rights

Kouji Eguchi, President and CEO

2.	Proposal and Reference Information

Proposal 1: To Approve the Absorption-type Company Split Agreement

(1)	Reason for Absorption-type Company Split

Both the Company and Bell Epoc Wellness Inc. (hereinafter referred to as "BEW") are engaged in the operation of relaxation salons. The purpose of this reorganization through an absorption-type company split is to achieve more efficiency in training therapists and operating the relaxation salons, and to integrate the brands.

(2)	Details of Agreement

The details of this absorption-type company split agreement are as follows.

Absorption-type Company Split Agreement

Bell Epoc Wellness Inc. (hereinafter referred to as "Party A") and MEDIROM Healthcare Technologies Inc. (hereinafter referred to as "Party B") shall enter into an absorption-type company split agreement (hereinafter referred to as "Agreement") as follows.

Article 1 (Absorption-type Company Split)

Party A and Party B shall conduct an absorption-type company split (hereinafter referred to as the "Absorption Split") in accordance with the provisions of this Agreement in order for Party A to succeed to the rights and obligations related to the business of the Salon Operation Division of Party B (hereinafter referred to as the "Business").

Article 2 (Trade Names and Addresses of the Successor Company and the Split Company)

The trade names and addresses of the successor company and the split company in the Absorption Split are be as follows.

(1) Party A (Successor Company)

Company Name: Bell Epoc Wellness Inc.

Address: 2-3-1, Daiba, Minato-ku, Tokyo

(2) Party B (Split Company)

Company Name: MEDIROM Healthcare Technologies Inc.

Address: 2-3-1, Daiba, Minato-ku, Tokyo

Article 3 (Rights and Obligations to be Succeeded)

1. Upon the Absorption Split, Party A shall succeed all assets, liabilities, contractual status and other rights and obligations related to the Business as set forth in the attached "Schedule of Succeeding Rights and Obligations" from B.

2. In relation to the obligations to be succeeded to by Party A from Party B, Party B shall concurrently assume such obligations without releasing obligor; as a result, Party A and Party B shall be jointly and severally liable for the obligations succeeded to by Party A from Party B after the Effective Date (which is defined in Article 5).

Article 4 (Consideration for Absorption Split)

In the Absorption Split, Party A shall not deliver any stocks nor other money to Party B.

Article 5 (Effective Date)

The effective date of the Absorption Split (hereinafter referred to as the "Effective Date") shall be July 1, 2021; provided, however, that the Effective Date may be changed upon consultation between Party A and Party B due to necessity for the process of the Absorption Split or other reasons.

Article 6 (General Meeting of Shareholders for Approval of Split, etc.)

Party A and Party B shall hold their respective general meetings of shareholders to seek resolution for approval of this Agreement and matters necessary for the Absorption Split no later than the day before the Effective Date. However, due to the necessity for the process of the Absorption Split or other reasons, this Agreement may be amended upon consultation between the parties hereto.

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

Article 7 (Management of Company Property)

During the period between the execution of this Agreement and the day before the Effective Date, Party A and Party B shall implement execution of business and manage their property with the due care of a prudent manager, and any act that may have a significant impact on their property or rights and obligations shall be executed upon prior consultation and agreement between Party A and Party B.

Article 8 (Non-competition Obligation)

Even after the Effective Date, Party B shall not owe the non-compete obligation with respect to the Business as provided in Article 21 of the Companies Act.

Article 9 (Change of Split Conditions, etc.)

If, during the period from the date of execution of this Agreement to the Effective Date, there is a significant change in the property or business conditions of Party A or Party B due to a natural disaster or any other reason, or if any other situation arises that seriously hinders the implementation of the Absorption Split, Party A and Party B may, upon consultation, change the conditions of the Absorption Split stipulated in this Agreement or cancel this Agreement.

Article 10 (Matters Not Specified in this Agreement)

In addition to the matters set forth in this Agreement, any matters necessary for the Absorption Split shall be determined through consultation between Party A and Party B in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be prepared in a single copy, and have affixed the name and seal and Party A retains the original and Party B retains a duplicate copy thereof.

April 28, 2021

Party A: 2-3-1, Daiba, Minato-ku, Tokyo

Bell Epoc Wellness Inc.

Kouji Eguchi, Representative Director

Party B: 2-3-1, Daiba, Minato-ku, Tokyo

MEDIROM Healthcare Technologies Inc.

Kouji Eguchi, Representative Director

Schedule of Succeeding Rights and Obligations

Party A shall succeed from Party B to the following assets, liabilities, contractual status and other rights and obligations associated with this Business as of the Effective Date (which is the date stipulated in Article 5 of this Agreement).

1. Assets

The following assets related to this Business.

(1) Current assets

Cash and deposits, accounts receivable, advance payments, and other current assets belonging to this Business.

(2) Fixed assets

Tangible fixed assets

Tangible fixed assets such as property and equipment, machinery and equipment, furniture and fixtures, and leased assets belonging to the Business.

Intangible fixed assets

Intangible fixed assets such as goodwill, telephone subscription rights, and software belonging to the Business

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

Investments and other assets

Investments, security deposits, long-term prepaid expenses, long-term accounts receivable and other investments and other assets belonging to the Business

(3) Trademarks, patents, copyrights, and other intellectual property rights belonging to the Business

2. Liabilities (Debt)

(1) Current liabilities

Current liabilities such as short-term loans payable, accounts payable-trade, accounts payable, accrued expenses, advances received, deposits received, and provision for bonuses belonging to the Business

(2) Long-term liabilities

Long-term liabilities such as long-term loans payable, guarantee deposits received, and provision for retirement benefits belonging to the Business

3. Contracts (excluding employment contracts)

Contractual status and all rights and obligations arising under any and all contracts related to the Business executed by Party B.

4. Employment Contracts

The contractual status of all employment contracts related to the Business executed by Party B, and all rights and obligations that arose based on these contracts.

5. Licenses, Permissions, etc.

Licenses, permissions, authorizations, approvals, registrations, notifications, etc. related to the Business to the extent permitted under laws and regulations

(3)	Matters concerning rationality of the provisions regarding the matters listed in Article 758, Item 4 of the Companies Act

The Company will not deliver any stocks of the Company or any other consideration to BEW upon the Absorption Split. The Company is of opinion that this is appropriate in light of the fact that the Company, as the wholly owning parent company, holds all of the issued shares of BEW. In addition, the amount of the Company's capital and reserves will not change.

(4)	Matters concerning rationality of the provisions regarding the matters listed in Article 758, Items 5 and 6 of the Companies Act

The Company has issued stock acquisition rights, but since the stock acquisition rights were issued for the purpose of enhancing the motivation and morale of the Company and the Company group to improve their business performance, the Company is of opinion that it is appropriate not to issue new stock acquisition rights of BEW in exchange for the stock acquisition rights of the Company.

(5)	Matters concerning rationality of the provisions regarding the matters listed in Article 758, Items 8 of the Companies Act

Not applicable.

(6)	Financial statements and other information for the last fiscal year of BEW

Please refer to the appendix.

(7)	If there are extraordinary financial statements, etc. with an extraordinary settlement date after the last day of the last fiscal year of BEW, the details of such extraordinary financial statements, etc.

Not applicable.

(8)	Details of events that occurred after the last day of the last fiscal year of BEW that have a significant impact on the status of BEW's assets, such as disposal of important assets and assumption of significant liabilities

Not applicable.

(9)	Details of events that occurred after the last day of the last fiscal year of the Company that have a significant impact on the status of Company’s assets, such as disposal of important assets and assumption of significant liabilities

Not applicable.

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

<Appendix> Financial Statements for the Last Fiscal Year of BEW

Balance Sheet

(As of Dec. 31, 2020)

			(Unit: Yen)
Item	Amount	Item	Amount
Assets		Liabilities
Current Assets	368,358,608	Current Liabilities	558,808,602
Cash and cash equivalents	8,794,567	Accounts payable-trade	11,398,333
Accounts receivable-trade	40,399,161	Short-term borrowings-affiliate companies	36,000,000
Accounts receivable-other	146,257,973	Long-term borrowings-within one year	21,220,000
Accounts receivable-affiliate companies	2,399,351	Accounts payable	219,447,430
Prepaid expenses	1,416,497	Accounts payable-affiliate companies	226,760,177
Advance payment	159,348,814	Accrued expenses	19,690,157
Advance payment-affiliate companies	157,630	Advance received	23,392,563
Temporary payments	759,785	Deposit received	2,042
Consumption tax receivable	8,824,830	Income taxes payable	897,900
Fixed Assets	167,128,938	Fixed Liabilities	66,859,117
(Tangible fixed assets)	25,036,632	Asset retirement obligations	39,797,157
Property and equipment	39,749,476	Deposits received	27,061,960
Accumulated depreciation	(9,199,338)	Liabilities Total	625,667,719
Accumulated impairment loss	(5,513,506)
(Intangible fixed assets)	53,586,514	Shareholders’ Equity	(90,180,173)
Goodwill	53,586,517	Paid-in Capital	1,000,000
Accumulated impairment loss on intangible assets	(3)	Retained earnings (loss)	(91,180,173)
(Investment and other assets)	88,505,792	(Retained earnings (loss)-other)	(91,180,173)
Long-term accounts receivable	24,024,982	Retained earnings (loss) brought forward	(91,180,173)
Lease and guarantee deposits	64,480,810	Shareholders’ Equity Total	(90,180,173)
Assets Total	535,487,546	Liabilities and Shareholders’ Equity Total	535,487,546

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

Income Statement

(from January 1, 2020 to December 31, 2020)

	(Unit: JPY)
Item	Amount
Revenues
Revenue from salons	222,248,435
Other revenues	56,479,378	278,727,813
Cost of revenues and operating expenses
Cost of revenues	301,681
Cost of revenues-affiliate companies	4,098,021
Cost of revenues-affiliate companies	73,791
Travel expenses	2,384,297
Consumables	9,022,150
Linen and clothing costs	4,901,112
Communications	3,965,513
Water and electricity	3,738,034
Rent	61,663,987
Insurance	293,820
Interest (Assets retirement obligations)	27,697
Depreciation	13,553,397
Fees and charges	35,189,780
Lease expense	1,055,150
Outsourcing fees	89,478,383
Outsourcing fees-affiliate companies	109,080,211
Fees-affiliate companies	855,810	339,682,834
Gross Profit (Loss)		(60,955,021)
Selling, general and administrative expenses		34,681,800
Operating Profit (Loss)		(95,636,821)
Other Revenue
Interest income	1,217,514
Interest income-affiliate companies	305,185
Other income	10,185,244	11,707,943
Non-Operating Expenses
Interest payments	746,487
Interest payments-affiliate companies	211,413
Miscellaneous loss	357,077	1,314,977
Profit (loss) before income tax		(85,243,855)
Income tax, others		1,572,800
Net Profit (Loss)		(86,816,655)

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

Statements of Shareholders’ Equity

(from January 1, 2020 to December 31, 2020)

	(Unit: JPY)
	Shareholders’ Equity
		Retained Earnings
		Retained Earnings-Others
Balance and Item	Paid-in Capital	Retained earnings brought forward	Retained Earnings Total	Shareholders’ Equity Total
Balance, January 1, 2020	1,000,000	(4,363,518)	(4,363,518)	(3,363,518)
Change
Net profit (loss)		(86,816,655)	(86,816,655)	(86,816,655)
Change Total	0	(86,816,655)	(86,816,655)	(86,816,655)
Balance, December 31, 2020	1,000,000	(91,180,173)	(91,180,173)	(90,180,173)